Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : dyment (Starts with)
Given name : fred (Starts with)
Transaction date range : December 20, 2010 - December 22, 2010
Debt securities : Bonds, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other
Equity securities : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other
Third party derivatives : Equity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long Position, Futures Contract - Short Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other
Issuer derivatives : Options, Rights, Special Warrants, Subscription Rights, Warrants, Other

Insider name: Dyment, Fred J.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
1766006	2010-12-20	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-13,500	15.4680	40,500						
A 1766060	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	+18,000	4.2700	58,500						
A 1766061	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	+44,000	2.7800	102,500						
A 1766063	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	+13,333	3.4000	115,833						
A 1766067	2010-12-21	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-61,500	15.2840	54,333						
O 1766060	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	+18,000	4.2700							
O 1766061	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	+44,000	2.7800							
O 1766063	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	+13,333	3.4000							
O 1766067	2010-12-22	2010-12-22	Direct Ownership :	10 - Acquisition or disposition in the public market	-61,500	15.2840							

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Security designation: Options (Common Shares)

A	1766054	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	-18,000	4.2700	144,100		4.2700		Common Shares	-18,000	144,100
A	1766055	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	-44,000	2.7800	100,100		2.7800		Common Shares	-44,000	100,100
A	1766057	2010-12-21	2010-12-22	Direct Ownership :	51 - Exercise of options	-13,333	3.4000	86,767		3.4000		Common Shares	-13,333	86,767
O	1766054	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	-18,000	4.2700			4.2700		Common Shares	-18,000	
O	1766055	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	-44,000	2.7800			2.7800		Common Shares	-44,000	
O	1766057	2010-12-22	2010-12-22	Direct Ownership :	51 - Exercise of options	-13,333	3.4000			3.4000		Common Shares	-13,333	